Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2020 Results

Full-year outlook reaffirmed; free cash flow outlook raised

Second-quarter outlook achieved and new third-quarter outlook provided

TORONTO, August 5, 2020 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2020.

“I am pleased to report that the company met or exceeded each of the financial guidance metrics provided in May for the second quarter. And, given our performance for the second quarter and first half, we have increasing confidence in how our businesses will perform over the remainder of the year. Therefore, we are raising our free cash flow outlook and reaffirming the rest of our full-year 2020 guidance,” said Steve Hasker, President and CEO of Thomson Reuters.

“I again want to express my appreciation to our employees for their flexibility, fortitude and ongoing support of our customers as they shifted from the office to working from home. Importantly, we have seen an improvement in both productivity and customer satisfaction during this period.”

“As we look ahead, we see tangible opportunities to better serve our customers with solutions that are digital, virtual, real-time and automated. Today’s environment has reinforced that view, and our customers are demanding it. We have an opportunity to reimagine the end-to-end customer experience through simplification, innovation and enhanced product integration, which I believe will present substantive opportunities to further fuel our growth and realize substantial efficiencies.”

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019(2)	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,405	$1,423	-1%
Operating profit	$365	$447	-18%
Diluted earnings per share (EPS)	$0.25	$0.36	-31%
Cash flow from operations	$422	$113	288%

Non-IFRS Financial Measures(1)
Revenues	$1,405	$1,423	-1%	0%
Adjusted EBITDA	$479	$355	35%	34%
Adjusted EBITDA margin	34.1%	25.0%	910bp	840bp
Adjusted EPS	$0.44	$0.29	52%	48%
Free cash flow	$305	$1	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  2019 results have been revised to correct for certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of this news release.

Thomson Reuters Reports Second-Quarter 2020 Results

Revenues decreased 1% as growth in recurring revenues was more than offset by expected declines in Global Print and transactions revenues, as well as a negative impact from foreign currency that reduced revenues by $21 million (approximately 1%).

o	As expected, organic revenues decreased 2% reflecting the declines in Global Print (down 17%) and transactions revenues (down 19%).
o	Recurring revenues, which comprised 81% of total revenues, grew 4% before currency and 3% organically.
o

The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised approximately 80% of second-quarter revenues, reported organic revenue growth of 2%, driven by 4% growth in recurring revenues.

Operating profit decreased as the prior-year period included a significantly higher benefit from the revaluation of warrants that the company holds in Refinitiv relating to the proposed sale of Refinitiv to London Stock Exchange Group plc (LSEG), which is discussed later in this news release.

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased 35% due to the completion of the program in 2019 to reposition the company following the separation from Financial & Risk (F&R) and lower expenses from the company’s COVID-19-related efforts to mitigate 2020 annual costs by $100 million. The related margin increased to 34.1% from 25.0% in the prior-year period.

Diluted EPS decreased to $0.25 per share from $0.36 per share in the prior-year period primarily due to lower operating profit, which reflects the impact of the warrant revaluation.

o	Adjusted EPS, which excludes the warrant revaluation as well as other adjustments, increased to $0.44 from $0.29 in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased to $422 million from $113 million due to significantly higher costs and investments in the prior-year period to reposition Thomson Reuters following the separation of F&R from the company, favorable working capital movements and savings from the company’s COVID-19-related cost mitigation efforts.

o	Free cash flow was $305 million and increased for the same reasons.

Thomson Reuters Reports Second-Quarter 2020 Results

Highlights by Customer Segment—Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2020	2019(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$620	$605	2%	3%	1%
Corporates	329	315	4%	6%	5%
Tax & Accounting Professionals	168	182	-8%	-4%	0%

“Big 3” Segments Combined	1,117	1,102	1%	3%	2%
Reuters News	155	156	-1%	0%	-11%
Global Print	134	164	-19%	-17%	-17%
Eliminations/Rounding	(1)	1

Revenues	$1,405	$1,423	-1%	0%	-2%

Adjusted EBITDA
Legal Professionals	$254	$229	11%	11%
Corporates	118	98	21%	21%
Tax & Accounting Professionals	54	59	-9%	-6%

“Big 3” Segments Combined	426	386	10%	11%
Reuters News	25	19	24%	6%
Global Print	54	72	-25%	-24%
Corporate costs	(26)	(122)	n/a	n/a

Adjusted EBITDA	$479	$355	35%	34%

Adjusted EBITDA Margin
Legal Professionals	40.9%	37.8%	310bp	280bp
Corporates	35.9%	30.9%	500bp	450bp
Tax & Accounting Professionals	31.9%	32.3%	-40bp	-80bp
“Big 3” Segments Combined	38.1%	34.9%	320bp	270bp
Reuters News	15.6%	12.5%	310bp	70bp
Global Print	40.5%	44.1%	-360bp	-390bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	34.1%	25.0%	910bp	840bp

n/a:  not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 3% (1% organic) to $620 million.

o	Recurring revenues grew 5% (94% of total), driven by organic revenue growth of 3% and contributions from HighQ and Pondera, which were acquired in July 2019 and March 2020, respectively.
o

Transactions revenues declined 17% (6% of total) due to a delay in Elite installations, a slowing of transactional sales and the cancellation of some in-person events. Transactions revenues declined 19% organically.

Thomson Reuters Reports Second-Quarter 2020 Results

Adjusted EBITDA increased 11% to $254 million.

o	The margin increased to 40.9% from 37.8%, primarily due to higher revenues and lower expenses from the company’s COVID-19-related cost mitigation efforts.

Corporates

Revenues increased 6% (5% organic) to $329 million, primarily due to strong recurring revenue growth. Growth of 6% also reflected contributions from the July 2019 acquisitions of Confirmation and HighQ, which more than offset a loss of revenues following the sale of the Pangea3/Legal Managed Services business in May 2019.

o	Recurring revenues grew 7% (86% of total), all organic.
o	Transactions revenues declined 2% (14% of total).

Adjusted EBITDA increased 21% to $118 million.

o	The margin increased to 35.9% from 30.9%, primarily due to higher revenues and lower expenses from the company’s COVID-19-related cost mitigation efforts.

Tax & Accounting Professionals

Revenues of $168 million decreased 4%, as expected (organic revenues were unchanged). The decrease was due to a 3% negative impact related to the delay in transactional Pay-Per-Return tax filings resulting from the extended U.S. federal tax filing deadline to July 15, 2020 and a loss of revenues following the sale of the Aumentum government business in November 2019. If $6 million of Pay-Per-Return tax filings had not been delayed to the third quarter, Tax & Accounting Professionals’ organic revenues would have increased 3%. The $6 million in delayed revenues was recorded in July and will be reflected in the segment’s third-quarter results.

o	Recurring revenues declined 3% (81% of total), driven by the loss of revenues from the sale of the Aumentum government business. Organic recurring revenues grew 4%.
o	Transactions revenues declined 6% (19% of total), driven by an organic revenue decline of 14%, primarily due to the delayed Pay-Per-Return tax filings.

Adjusted EBITDA declined 9% to $54 million.

o	The margin decreased from 32.3% to 31.9%, primarily due to the decline in revenues.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with nearly 60% of full-year revenues typically generated in the first and fourth quarters. Because of this, the margin performance in this segment historically has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues of $155 million were relatively flat and organic revenues decreased 11% primarily due to the COVID-19-related cancellation of in-person events in the Reuters Events business (formerly FC Business Intelligence), which was acquired in October 2019.

o	All of Reuters Events in-person conferences have been postponed through the third quarter.
o	In the third quarter of 2020, the company expects Reuters News total revenues to decline between 2% and 4%. Full-year 2020 revenues are expected to decline between 4% and 6%.

Adjusted EBITDA was $25 million, up $6 million from the prior-year period mainly due to a benefit from one-time items and currency.

Thomson Reuters Reports Second-Quarter 2020 Results

Global Print

Revenues decreased 17% to $134 million, as expected, due to the continuing delay in shipments of content.

In the third quarter of 2020, the company expects Global Print’s revenues to decline between 7% and 15%, primarily due to the continuing delay in shipping some print materials as many customers continue to work from home and are not at their offices to accept shipments throughout the phased re-openings of the U.S. and various other countries. As these print materials have historically been viewed as critical content by law firms and government agencies, the company currently expects most of these shipments will eventually take place by the end of 2020. Full-year revenues for Global Print are expected to decline between 7%-11%.

Adjusted EBITDA decreased 25% to $54 million.

o	The margin decreased from 44.1% to 40.5% due to the decline in revenues.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $26 million compared to $122 million in the prior-year period. The decline primarily reflected the completion of the company’s program in 2019 to reposition Thomson Reuters following the separation of F&R, which required significant costs and investments. In addition, the first half of 2020 benefited from some favorable timing items that are not expected to continue.

Consolidated Financial Highlights – Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2020	2019(2)	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$2,925	$2,910	1%
Operating profit	$655	$721	-9%
Diluted EPS	$0.64	$0.56	14%
Cash flow from operations	$598	$83	635%
Non-IFRS Financial Measures(1)
Revenues	$2,925	$2,910	1%	2%
Adjusted EBITDA	$959	$752	27%	27%
Adjusted EBITDA margin	32.8%	25.8%	700bp	650bp
Adjusted EPS	$0.92	$0.65	42%	40%
Free cash flow	$340	$(176)	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  2019 results have been revised to correct for certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of this news release.

Revenues increased 1% as growth in recurring revenues more than offset a decline in Global Print revenues, as well as a negative impact from foreign currency that reduced revenues by $35 million (approximately 1%).

o	Organic revenue growth was flat as 4% growth in recurring revenues, which comprised 79% of total revenues, was offset by declines in transactions and Global Print revenues.
o	The company’s “Big 3” segments reported organic revenue growth of 3%, driven by 4% growth in recurring revenues, and collectively comprised approximately 80% of revenues in the first half of the year.

Operating profit declined as the prior-year period included a significantly higher benefit from the revaluation of warrants that the company holds in Refinitiv.

Thomson Reuters Reports Second-Quarter 2020 Results

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation among other items, increased 27%, primarily due to lower costs reflecting the completion of the F&R separation program, which required significant costs and investments in the prior-year period and lower expenses from the company’s COVID-19-related cost mitigation efforts. The related margin increased to 32.8% from 25.8% in the prior-year period.

Diluted EPS increased to $0.64 per share compared to $0.56 per share in the prior-year period as lower losses from the company’s 45% equity interest in Refinitiv and currency benefits from the revaluation of certain intercompany financing arrangements more than offset higher income taxes and lower operating profit due to the impact of the warrant revaluation.

o

Adjusted EPS, which excludes the company’s equity interest in Refinitiv, the currency revaluation benefits, the warrant revaluation and other adjustments, increased to $0.92 from $0.65 in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased primarily because the prior-year period included a $167 million pension contribution as well as significantly higher costs and investments to reposition Thomson Reuters following the separation from F&R. Cash flow also benefited from savings related to the company’s COVID-19-related cost mitigation efforts in the current period.

o	Free cash flow increased for the same reasons.

Thomson Reuters Reports Second-Quarter 2020 Results

Highlights by Customer Segment – Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Six Months Ended June 30,		Change
	2020	2019(1)	Total	Constant Currency	Organic(2)
Revenues
Legal Professionals	$1,246	$1,205	3%	4%	3%
Corporates	696	661	5%	6%	5%
Tax & Accounting Professionals	386	404	-4%	-1%	0%

“Big 3” Segments Combined	2,328	2,270	3%	4%	3%
Reuters News	310	311	0%	0%	-8%
Global Print	289	329	-12%	-11%	-11%
Eliminations/Rounding	(2)	—

Revenues	$2,925	$2,910	1%	2%	0%

Adjusted EBITDA
Legal Professionals	$484	$458	6%	6%
Corporates	235	209	13%	13%
Tax & Accounting Professionals	138	151	-8%	-6%

“Big 3” Segments Combined	857	818	5%	5%
Reuters News	44	42	3%	-12%
Global Print	117	146	-20%	-19%
Corporate costs	(59)	(254)	n/a	n/a

Adjusted EBITDA	$959	$752	27%	27%

Adjusted EBITDA Margin
Legal Professionals	38.8%	38.0%	80bp	70bp
Corporates	33.8%	31.5%	230bp	180bp
Tax & Accounting Professionals	35.7%	37.3%	-160bp	-190bp
“Big 3” Segments Combined	36.8%	36.0%	80bp	60bp
Reuters News	14.1%	13.6%	50bp	-170bp
Global Print	40.5%	44.4%	-390bp	-420bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	32.8%	25.8%	700bp	650bp

n/a: not applicable

(1)  For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

(2)  Computed for revenue growth only.

Business Outlook for 2020

Thomson Reuters today increased its full-year 2020 outlook for free cash flow and reaffirmed all other metrics for full-year 2020 that it previously communicated on May 5, 2020. While the company’s second-quarter performance provides it with increasing confidence about its full-year outlook, it is still too early to predict with certainty how and when world markets may recover. The company has also provided an outlook for the third quarter of 2020.

The company’s outlook for 2020 continues to assume constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur in 2020. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

Thomson Reuters Reports Second-Quarter 2020 Results

Third-Quarter 2020 Outlook (New)

Total company revenues and total organic revenues for the third quarter of 2020 are expected to grow between 1.0% and 2.0%. The company’s revenues continue to be negatively affected by Reuters News and delays in shipping of certain Global Print materials.

The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) collectively are expected to achieve revenue growth and organic growth between 3.0% and 4.0% in the third quarter of 2020.

Full-Year 2020 Outlook – Reaffirms Outlook previously provided on May 5, 2020 (1)

	Total Thomson Reuters 2020 Outlook	Big 3 2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Total Revenue Growth	1.0% - 2.0%	3.0% - 4.0%
Organic Revenue Growth	0% - 1.0%	3.0% - 4.0%
Adjusted EBITDA Margin	31.0% - 32.0%	36.0% - 37.0%
Corporate Costs	$140 - $150 million
Free Cash Flow	$1.0 - $1.1 billion
Capital Expenditures – % of Revenue	7.5% - 8.0%
Depreciation & Amortization of Computer Software	$625 - $650 million
Interest Expense (P&L)	$190 - $215 million
Effective Tax Rate on Adjusted Earnings	Approx. 17% - 19%

(1)	The company increased its free cash flow outlook from ~$1.0 billion to $1.0-$1.1 billion as part of this news release.

The information in this section is forward-looking. Actual results, which include the impact of currency and acquisitions and dispositions completed during 2020, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2020 Results

COVID-19 Update

Thomson Reuters has not experienced any significant disruptions to its business and continues to be fully operational. Most employees continue to work remotely from their homes, enabled by technology that allows them to collaborate with customers and each other. Essential employees who cannot work from home, such as Reuters News journalists and those working in the company’s Global Print facilities, follow various health and safety standards. While the company cancelled or postponed nearly all in-person conferences, primarily in its Reuters Events business, some of these events were replaced with virtual meetings. The company continues to act based on guidance from global health organizations, relevant governments and evolving best practices.

The company has approximately 500,000 customers that are largely comprised of legal and tax professionals in corporations and professional service firms, many of whom are also working remotely. The company’s products enable its customers to remain productive while they work remotely because they can access most Thomson Reuters products and services through the Internet.

The company continues to believe it is well positioned to weather the economic crisis because its business is supported by a solid financial foundation with access to liquidity resources that it believes are adequate to support it through a gradual recovery. Thomson Reuters principal sources of liquidity continue to be cash on hand, cash provided by its operations, its $1.8 billion syndicated credit facility and its $1.8 billion commercial paper program. From time to time, the company also issues debt securities under a prospectus. As set forth in its full-year 2020 outlook, the company expects to generate between $1.0 billion and $1.1 billion of free cash flow this year. As of June 30, 2020, Thomson Reuters had $946 million of cash on hand and $120 million of current indebtedness. None of the company’s outstanding debt securities are scheduled to mature until 2023.

Dividends and Share Repurchases

The company does not anticipate any changes to its plans to pay the annualized dividend. In February 2020, the company announced that its Board of Directors approved a $0.08 per share annualized increase in the dividend to $1.52 per common share (representing the 27th consecutive year of dividend increases). A quarterly dividend of $0.38 per share is payable on September 15, 2020 to common shareholders of record as of August 20, 2020.

In the first quarter of 2020, the company completed the repurchase of $200 million of its shares. The company did not repurchase any of its shares in the second quarter of 2020 and does not anticipate repurchasing more of its shares for the remainder of the year.

Refinitiv Ownership Interest and Proposed Sale to LSEG

On October 1, 2018, the company sold a 55% interest in its F&R business to private equity funds affiliated with Blackstone. Thomson Reuters retained a 45% interest in the business, which is now known as Refinitiv. Thomson Reuters includes its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings, however, it removes these amounts from its non-IFRS calculation of adjusted EPS. Refinitiv achieved run-rate savings of $567 million as of June 30, 2020. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release.

On August 1, 2019, Thomson Reuters and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close by the end of 2020 or early in 2021. Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $9.1 billion based on LSEG’s closing share price on August 4, 2020.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants the company holds in Refinitiv as well as gains or losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

ADJUSTMENTS TO PRIOR-PERIOD SEGMENT RESULTS

The company adjusted its prior-period segment amounts to reflect the current presentation. In the first quarter of 2020, in connection with the completion of its program to reposition its businesses after the separation from Refinitiv, the company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues primarily from the Corporates segment to the Legal Professionals segment, where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change the consolidated 2019 financial results. The table below summarizes the segment amounts that changed:

Thomson Reuters Reports Second-Quarter 2020 Results

	Three Months Ended June 30, 2019			Six Months Ended June 30, 2019
(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$603	$2	$605	$1,197	$8	$1,205
Corporates	318	(3)	315	670	(9)	661
Eliminations/Rounding	—	1	1	(1)	1	—
Total revenues	$1,423	—	$1,423	$2,910	—	$2,910

Adjusted EBITDA
Legal Professionals	$232	$(3)	$229	$459	$(1)	$458
Corporates	102	(4)	98	220	(11)	209
Tax & Accounting Professionals	60	(1)	59	153	(2)	151
Reuters News	10	9	19	26	16	42
Global Print	73	(1)	72	147	(1)	146
Corporate costs/Rounding	(122)	—	(122)	(253)	(1)	(254)

Total adjusted EBITDA	$355	—	$355	$752	—	$752

REVISION OF PRIOR-PERIOD FINANCIAL STATEMENTS

Since October 1, 2018, the company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. As initially disclosed by the company on October 31, 2019, a misstatement was identified in the third quarter of 2019 that understated the company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. The misstatement, which does not impact revenue, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash flow from operations or free cash flow, was immaterial to the company’s previously issued financial statements. As the correction of the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, the company revised its previously issued financial statements. In conjunction with correcting this misstatement, the company corrected other unrelated misstatements in the applicable prior periods which were also not material to the company’s previously issued financial statements.

The company revised its previously issued financial statements for the nine months ended September 30, 2018, the year ended December 31, 2018, the three months ended March 31, 2019 and the six months ended June 30, 2019.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2020” section, statements regarding the potential or expected impact of the COVID-19 pandemic on Thomson Reuters, its customers and the general economy, Mr. Hasker’s comments, the company’s expectations regarding Reuters News, Global Print, dividends, share repurchases and its liquidity and capital resources, the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the proposed sale of Refinitiv, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, and Refinitiv’s belief regarding achieving its full annual cost savings run-rate target by the end of 2020, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, the ongoing impact of the COVID-19 pandemic on the company’s business and risks that the pandemic could have a longer duration or a more significant impact on

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters than the company currently expects; changes in the general economy (including the impact of the pandemic on the U.S. and global economies); actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; changes to law and regulations; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to protect the brands and reputation of Thomson Reuters; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to complete the proposed LSEG/Refinitiv transaction; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. Many of the foregoing risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its 2020 business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. Material assumptions related to the company’s revenue outlook are that there will be diminished economic activity through the second quarter followed by a gradual recovery through the second half of 2020; the financial and operational health of the company’s customer base in both the U.S. and global economies will gradually improve, which the company believes will coincide with the easing of lockdowns and other restrictions; the company will incur limited cancellations of subscription contracts during the economic crisis, as its products and services will remain critical for legal and tax professionals; during the extended work from home period, Thomson Reuters’ customers will continue to access the company’s products remotely and will value high quality information and tools that drive productivity and efficiency; the company will maintain its ability to acquire some new customers during the economic crisis, as it enhances its digital platforms and propositions or through other sales initiatives; Reuters News will experience a significant reduction in demand in its Reuters Events business due to the cancellation of in-person events, as well as lower demand in its consumer and news agency business; Thomson Reuters’ workforce will continue to be effective in a remote working environment for an extended period, including the ability to implement new products and service and support existing products for the company’s customers; the company’s Global Print facility will continue to remain open and its Reuters News journalists will continue to be able to report on global events; customer requested shipment delays of print materials will be temporary and that shipments delayed in the second quarter will resume in the third and fourth quarters of 2020; a limited number of Thomson Reuters’ smaller customers will be unable to pay the company or will seek financial accommodations or alternative payment terms due to their financial condition; and customers will continue to seek software-as-a-service or other cloud-based offerings. Material assumptions related to the company’s adjusted EBITDA margin outlook are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; continued investment in growth markets, customer service, product development and digital capabilities; and the company will be able to mitigate a significant portion of the impact of lost revenues on adjusted EBITDA margin through its cost savings programs, including reduced spending on consulting and advisory services, travel and entertainment, certain development initiatives and other discretionary spend. Material assumptions related to the company’s free cash flow outlook are its ability to achieve its revenue and adjusted EBITDA margin targets; capital expenditures are expected to be approximately between 7.5% to 8.0% of revenues in 2020; a limited number of Thomson Reuters’ smaller customers will be unable to pay the company or will seek financial accommodations or alternative payment terms due to their financial condition; and deferrals of payments from customers will be limited, and the company’s access to credit facilities will be sufficient to bridge any gap. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company

Thomson Reuters Reports Second-Quarter 2020 Results

recognized pre-tax profit or losses in 2019 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; the completion of the proposed sale of Refinitiv to LSEG or the sale of another significant, but non-strategic, equity investment at a significant gain by the end of 2020; depreciation and amortization of computer software between $625 million and $650 million; and interest expense between $190 million and $215 million.

Material risks related to the company’s revenue outlook are that business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than the company expects or may be interrupted by secondary outbreaks of the virus, delaying the anticipated recovery of the global economy; global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for the company’s customers, creating significant cost pressures for them and potentially constraining the number of professionals employed, which could lead to lower demand for Thomson Reuters’ products and services; competitive pricing actions and product innovation could impact the company’s revenues; the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales; factors that the company cannot anticipate may reduce the effectiveness of its employees working remotely, including the inability to execute on key product or customer support initiatives or to perform implementation services remotely; factors that the company cannot anticipate may require it to suspend or cease operations at its Global Print facility or may limit the ability of Reuters News journalists to report on certain global events; and a decline in Global Print revenues may be larger than the company anticipates if customers do not resume shipments because they are not able to return to their business locations or for other reasons. Material risks related to the company’s adjusted EBITDA margin outlook are the same as the risks above related to the revenue outlook; the costs of required investments exceed expectations or actual returns are below expectations; acquisition and disposal activity may dilute the company’s adjusted EBITDA margin; and the company’s cost savings programs may be insufficient to offset lost revenues. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin outlook; capital expenditures may be higher than currently expected resulting in higher cash outflows; the timing and amount of tax payments to governments may differ from the company’s expectations; a significant deterioration in the macroeconomic environment could negatively impact the ability of Thomson Reuters’ customers to pay the company leading to reduced free cash flow and the tightening of credit markets could limit the company’s ability to bridge gaps in payments leading to unexpected operational impacts on its business. Material risks related to the company’s effective tax rate on adjusted earnings outlook are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; the tax rates and calculations that apply to the company’s taxable income could be impacted if the transactions described in the material assumptions for the effective tax rate on adjusted earnings outlook do not occur; and depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

CONTACTS

MEDIA David Crundwell Head of Corporate Affairs +44 7909 898 605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2020 results and business outlook for 2020 today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
CONTINUING OPERATIONS
Revenues	$1,405	$1,423	$2,925	$2,910
Operating expenses	(929)	(1,070)	(1,946)	(2,161)
Depreciation	(43)	(38)	(83)	(72)
Amortization of computer software	(118)	(104)	(229)	(209)
Amortization of other identifiable intangible assets	(30)	(25)	(60)	(52)
Other operating gains, net	80	261	48	305

Operating profit	365	447	655	721
Finance costs, net:
Net interest expense	(52)	(37)	(97)	(72)
Other finance (costs) income	(13)	(18)	34	(29)

Income before tax and equity method investments	300	392	592	620
Share of post-tax losses in equity method investments	(153)	(138)	(207)	(251)
Tax expense	(16)	(47)	(63)	(48)

Earnings from continuing operations	131	207	322	321
Loss from discontinued operations, net of tax	(5)	(27)	(3)	(37)

Net earnings	$126	$180	$319	$284

Earnings attributable to common shareholders	$126	$180	$319	$284
Earnings (loss) per share:
Basic and diluted earnings per share:
From continuing operations	$0.26	$0.41	$0.65	$0.64
From discontinued operations	(0.01)	(0.05)	(0.01)	(0.08)

Basic and diluted earnings per share	$0.25	$0.36	$0.64	$0.56

Basic weighted-average common shares	496,317,115	501,231,212	496,261,070	501,558,134

Diluted weighted-average common shares	497,580,339	503,040,736	497,579,131	503,152,488

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$946	$825
Trade and other receivables	1,093	1,167
Other financial assets	492	533
Prepaid expenses and other current assets	509	546

Current assets	3,040	3,071
Property and equipment, net	584	615
Computer software, net	893	900
Other identifiable intangible assets, net	3,445	3,518
Goodwill	5,821	5,853
Equity method investments	1,291	1,551
Other non-current assets	686	611
Deferred tax	1,143	1,176

Total assets	$16,903	$17,295

Liabilities and equity
Liabilities
Current indebtedness	$120	$579
Payables, accruals and provisions	1,145	1,373
Deferred revenue	762	833
Other financial liabilities	132	434

Current liabilities	2,159	3,219
Long-term indebtedness	3,699	2,676
Provisions and other non-current liabilities	1,245	1,264
Deferred tax	491	576

Total liabilities	7,594	7,735

Equity
Capital	5,413	5,377
Retained earnings	4,924	4,965
Accumulated other comprehensive loss	(1,028)	(782)

Total equity	9,309	9,560

Total liabilities and equity	$16,903	$17,295

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$131	$207	$322	$321
Adjustments for:
Depreciation	43	38	83	72
Amortization of computer software	118	104	229	209
Amortization of other identifiable intangible assets	30	25	60	52
Net (gains) losses on disposals of businesses and investments	(2)	3	1	(21)
Deferred tax	(34)	(12)	(37)	(80)
Other	138	(67)	200	77
Pension contribution	—	—	—	(167)
Changes in working capital and other items	(7)	(120)	(250)	(258)

Operating cash flows from continuing operations	417	178	608	205
Operating cash flows from discontinued operations	5	(65)	(10)	(122)

Net cash provided by operating activities	422	113	598	83

Investing activities
Acquisitions, net of cash acquired	2	(1)	(122)	(5)
Proceeds from disposals of businesses and investments	4	23	1	57
Capital expenditures	(145)	(102)	(287)	(240)
Proceeds from disposals of property and equipment	45	2	64	2
Other investing activities	1	1	2	4

Investing cash flows from continuing operations	(93)	(77)	(342)	(182)
Investing cash flows from discontinued operations	—	—	—	29

Net cash used in investing activities	(93)	(77)	(342)	(153)

Financing activities
Proceeds from debt	999	—	2,019	—
Repayments of debt	(1,000)	—	(1,645)	—
Net borrowings under short-term loan facilities	—	—	118	—
Payments of lease principal	(18)	(12)	(36)	(23)
Repurchases of common shares	—	—	(200)	(190)
Dividends paid on preference shares	—	(1)	(1)	(2)
Dividends paid on common shares	(182)	(175)	(364)	(349)
Other financing activities	(4)	2	(16)	37

Net cash used in financing activities	(205)	(186)	(125)	(527)

Increase (decrease) in cash and bank overdrafts	124	(150)	131	(597)
Translation adjustments	—	—	(10)	2
Cash and bank overdrafts at beginning of period	822	2,258	825	2,703

Cash and bank overdrafts at end of period	$946	$2,108	$946	$2,108

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$946	$2,108	$946	$2,108

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)
(millions of U.S. dollars, except for margins)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Earnings from continuing operations	$131	$207	$322	$321
Adjustments to remove:
Tax expense	16	47	63	48
Other finance costs (income)	13	18	(34)	29
Net interest expense	52	37	97	72
Amortization of other identifiable intangible assets	30	25	60	52
Amortization of computer software	118	104	229	209
Depreciation	43	38	83	72

EBITDA	$403	$476	$820	$803
Adjustments to remove:
Share of post-tax losses in equity method investments	153	138	207	251
Other operating gains, net	(80)	(261)	(48)	(305)
Fair value adjustments	3	2	(20)	3

Adjusted EBITDA	$479	$355	$959	$752

Adjusted EBITDA margin(1)	34.1%	25.0%	32.8%	25.8%

Thomson Reuters Corporation
Reconciliation of Net Earnings to Adjusted Earnings(2)
Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(4)
(millions of U.S. dollars, except for share and per share data)
(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change
Net earnings	$126	$180		$319	$284
Adjustments to remove:
Fair value adjustments	3	2		(20)	3
Amortization of other identifiable intangible assets	30	25		60	52
Other operating gains, net	(80)	(261)		(48)	(305)
Other finance costs (income)	13	18		(34)	29
Share of post-tax losses in equity method investments	153	138		207	251
Tax on above items	(28)	30		(59)	1
Tax items impacting comparability	9	(4)		39	(15)
Loss from discontinued operations, net of tax	5	27		3	37
Interim period effective tax rate normalization(3)	(10)	(8)		(6)	(8)
Dividends declared on preference shares	—	(1)		(1)	(2)

Adjusted earnings (2)	$221	$146		$460	$327

Adjusted EPS (2)	$0.44	$0.29	52%	$0.92	$0.65	42%

Foreign currency(4)			3%			2%
Constant currency(4)			48%			40%
Diluted weighted-average common shares (millions)	497.6	503.0		497.6	503.2

Refer to page 23 for footnotes.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Net cash provided by operating activities	$422	$113	$598	$83
Capital expenditures	(145)	(102)	(287)	(240)
Proceeds from disposals of property and equipment	45	2	64	2
Other investing activities	1	1	2	4
Payments of lease principal	(18)	(12)	(36)	(23)
Dividends paid on preference shares	—	(1)	(1)	(2)

Free cash flow	$305	$1	$340	$(176)

Thomson Reuters Corporation
Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA(7)
(millions of U.S. dollars)
(unaudited)

June 30, 2020
Current indebtedness	$120
Long-term indebtedness	3,699

Total debt	3,819
Swaps	(17)

Total debt after swaps	3,802
Remove fair value adjustments for hedges	(12)

Total debt after currency arrangements	3,790
Remove transaction costs and discounts included in the carrying value of debt	40
Add: lease liabilities (current and non-current)	324
Less: cash and cash equivalents	(946)

Net debt	$3,208

Adjusted EBITDA*	$1,700
Net Debt / Adjusted EBITDA*	1.9x

*

The company’s target leverage ratio of 2.5:1 is a non-IFRS measure. For purposes of this calculation, adjusted EBITDA is computed on a rolling twelve-month basis and includes adjusted EBITDA of $479 million, $480 million, $396 million and $345 million for the three months ended June 30, 2020, March 31, 2020, December 31, 2019 and September 30, 2019, respectively. Refer to the tables appended to this news release and Appendix C of the company’s 2019 annual management’s discussions and analysis, which is contained in the company’s 2019 annual report, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

Refer to page 23 for footnotes.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Revenues (Total, Recurring and Transactions) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	June 30,		Change
	2020	2019*	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$620	$605	2%	-1%	3%	2%	1%
Corporates	329	315	4%	-2%	6%	1%	5%
Tax & Accounting Professionals	168	182	-8%	-4%	-4%	-3%	0%

“Big 3” Segments Combined	1,117	1,102	1%	-2%	3%	1%	2%
Reuters News	155	156	-1%	-1%	0%	11%	-11%
Global Print	134	164	-19%	-1%	-17%	0%	-17%
Eliminations/Rounding	(1)	1

Revenues	$1,405	$1,423	-1%	-2%	0%	2%	-2%

Recurring Revenues
Legal Professionals	$580	$557	4%	-1%	5%	2%	3%
Corporates	282	267	6%	-2%	7%	1%	7%
Tax & Accounting Professionals	136	147	-7%	-4%	-3%	-7%	4%

“Big 3” Segments Combined	998	971	3%	-2%	4%	0%	4%
Reuters News	141	144	-2%	0%	-2%	0%	-2%

Total Recurring Revenues	$1,139	$1,115	2%	-1%	4%	0%	3%

Transactions Revenues
Legal Professionals	$40	$48	-18%	-1%	-17%	2%	-19%
Corporates	47	48	-4%	-1%	-2%	0%	-2%
Tax & Accounting Professionals	32	35	-8%	-2%	-6%	8%	-14%

“Big 3” Segments Combined	119	131	-10%	-1%	-9%	3%	-12%
Reuters News	14	12	19%	-8%	26%	80%	-54%

Total Transactions Revenues	$133	$143	-8%	-2%	-6%	14%	-19%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Revenues (Total, Recurring and Transactions) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)
(millions of U.S. dollars)
(unaudited)

	Six Months Ended
	June 30,		Change
	2020	2019*	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,246	$1,205	3%	-1%	4%	1%	3%
Corporates	696	661	5%	-1%	6%	1%	5%
Tax & Accounting Professionals	386	404	-4%	-3%	-1%	-1%	0%

“Big 3” Segments Combined	2,328	2,270	3%	-1%	4%	1%	3%
Reuters News	310	311	0%	-1%	0%	8%	-8%
Global Print	289	329	-12%	-1%	-11%	0%	-11%
Eliminations/Rounding	(2)	—

Revenues	$2,925	$2,910	1%	-1%	2%	2%	0%

Recurring Revenues
Legal Professionals	$1,167	$1,113	5%	-1%	6%	2%	4%
Corporates	563	530	6%	-1%	8%	1%	7%
Tax & Accounting Professionals	294	320	-8%	-3%	-5%	-6%	1%

“Big 3” Segments Combined	2,024	1,963	3%	-1%	4%	0%	4%
Reuters News	283	287	-2%	0%	-1%	0%	-1%

Total Recurring Revenues	$2,307	$2,250	3%	-1%	4%	0%	4%

Transactions Revenues
Legal Professionals	$79	$92	-15%	-1%	-14%	-1%	-13%
Corporates	133	131	1%	-1%	2%	4%	-2%
Tax & Accounting Professionals	92	84	11%	-2%	12%	16%	-4%

“Big 3” Segments Combined	304	307	-1%	-1%	0%	5%	-5%
Reuters News	27	24	14%	-1%	15%	60%	-45%

Total Transactions Revenues	$331	$331	0%	-1%	1%	12%	-11%

*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis(4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	June 30,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$254	$229	11%	0%	11%
Corporates	118	98	21%	0%	21%
Tax & Accounting Professionals	54	59	-9%	-3%	-6%

“Big 3” Segments Combined	426	386	10%	-1%	11%
Reuters News	25	19	24%	18%	6%
Global Print	54	72	-25%	-1%	-24%
Corporate costs	(26)	(122)	n/a	n/a	n/a

Adjusted EBITDA	$479	$355	35%	1%	34%

Adjusted EBITDA Margin
Legal Professionals	40.9%	37.8%	310bp	30bp	280bp
Corporates	35.9%	30.9%	500bp	50bp	450bp
Tax & Accounting Professionals	31.9%	32.3%	-40bp	40bp	-80bp

“Big 3” Segments Combined	38.1%	34.9%	320bp	50bp	270bp
Reuters News	15.6%	12.5%	310bp	240bp	70bp
Global Print	40.5%	44.1%	-360bp	30bp	-390bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	34.1%	25.0%	910bp	70bp	840bp

n/a:	not applicable
*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Second-Quarter 2020 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis(4)
(millions of U.S. dollars)
(unaudited)

	Six Months Ended
	June 30,		Change
	2020	2019*	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$484	$458	6%	-1%	6%
Corporates	235	209	13%	0%	13%
Tax & Accounting Professionals	138	151	-8%	-2%	-6%

“Big 3” Segments Combined	857	818	5%	-1%	5%
Reuters News	44	42	3%	15%	-12%
Global Print	117	146	-20%	0%	-19%
Corporate costs	(59)	(254)	n/a	n/a	n/a

Adjusted EBITDA	$959	$752	27%	0%	27%

Adjusted EBITDA Margin
Legal Professionals	38.8%	38.0%	80bp	10bp	70bp
Corporates	33.8%	31.5%	230bp	50bp	180bp
Tax & Accounting Professionals	35.7%	37.3%	-160bp	30bp	-190bp

“Big 3” Segments Combined	36.8%	36.0%	80bp	20bp	60bp
Reuters News	14.1%	13.6%	50bp	220bp	-170bp
Global Print	40.5%	44.4%	-390bp	30bp	-420bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	32.8%	25.8%	700bp	50bp	650bp

n/a:	not applicable
*

For comparative purposes, 2019 segment results have been adjusted to reflect the current period presentation. For additional information, see the “Adjustments to Prior-Period Segment Results” section of this news release.

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 23 for footnotes.

Thomson Reuters Reports Second-Quarter 2020 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(7)

Net debt is total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Thomson Reuters Reports Second-Quarter 2020 Results

APPENDIX – INFORMATION ABOUT REFINITIV

Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Thomson Reuters IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax losses in equity method investments.” Thomson Reuters non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three and six months ended June 30, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters accounting policies. A reconciliation from these IFRS measures to the related non-IFRS measures is also included in this appendix.

Refinitiv Financial Data
(millions of U.S. dollars, except for margins)
(unaudited)

	Three Months Ended June 30,				Six Months Ended June 30,
			Change				Change
	2020	2019	Total	Before Currency & Excluding Businesses Disposed	2020	2019	Total	Before Currency & Excluding Businesses Disposed
IFRS Measures
Revenues	$1,588	$1,550	2%	3%	$3,221	$3,117	3%	4%

Net loss	$(326)	$(302)			$(419)	$(545)
Cash flow from operations	$403	$273			$349	$73
Capital expenditures, less proceeds from disposals	$157	$106			$343	$237
Debt at June 30, 2020 and June 30, 2019					$14,128	$13,983

Non-IFRS Measures
Adjusted EBITDA	$611	$555			$1,231	$1,112
Adjusted EBITDA margin	38.5%	35.8%			38.2%	35.7%
Free cash flow	$238	$89			$(7)	$(252)

Thomson Reuters Reports Second-Quarter 2020 Results

The following reconciliations of IFRS measures to non-IFRS measures are based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Refinitiv
Reconciliation of Net Loss to Adjusted EBITDA
(millions of U.S. dollars, except for margins)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Net loss	$(326)	$(302)	$(419)	$(545)
Adjustments to remove:
Tax expense (benefit)	8	(38)	8	(60)
Finance costs	277	269	443	504
Depreciation and amortization	486	482	957	945

EBITDA	$445	$411	$989	$844
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(1)	(2)	(1)
Other operating losses (gains)	45	—	(9)	1
Fair value adjustments	15	16	21	38
Share-based compensation	8	3	21	7
Transformation-related costs	99	126	211	223

Adjusted EBITDA	$611	$555	$1,231	$1,112

Adjusted EBITDA margin	38.5%	35.8%	38.2%	35.7%

Refinitiv
Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Net cash provided by operating activities	$403	$273	$349	$73
Capital expenditures, less proceeds from disposals	(157)	(106)	(343)	(237)
Other investing activities	—	1	1	—
Dividends paid to non-controlling interests	(8)	(79)	(14)	(88)

Free cash flow	$238	$89	$(7)	$(252)